

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 10, 2008

Mr. André J. Hawaux
Executive Vice President and Chief Financial Officer
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102 - 5001

> **Re:** **ConAgra Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended May 25, 2008**
> **Filed July 23, 2008**
> **File No. 1-07275**

Dear Mr. Hawaux:

We have reviewed your Form 10-K for the Fiscal Year Ended May 25, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 25, 2008

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Inventories, page 48

1.	We note your disclosure that you principally use the lower of cost or market for valuing inventories other than merchandisable agricultural commodities, such as grain, flour, and major feed ingredient inventories which are principally stated at market value. Please tell us the specific accounting literature you believe permits you to value such inventories at market value. Please also tell us if you are applying certain literature by analogy, and if applicable, why you believe the analogy is appropriate.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief